

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 15, 2008

VIA US MAIL AND FAX (615) 251-1059
Mr. L. Glynn Riddle, Chief Financial Officer
Advocat Inc.
1621 Galleria Boulevard
Brentwood, TN 37027

      RE: **Advocat Inc.**
            Form 10-K for the Fiscal Year ended December 31, 2006
            Filed March 14, 2007

Dear Mr. Riddle:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director